FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March 2006

Goldcorp Inc.
(Translation of registrant’s name into English)

Suite 1560, 200 Burrard Street
Vancouver, British Columbia V6C 3L6 Canada
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☐           Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.
By:	/s/ Anna M. Tudela
	Name:	Anna M. Tudela
	Title:	Assistant Corporate Secretary and Manager, Legal

Date:   March 9, 2006

FORM 51-102F3
MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102
1.	Name and Address of Company

Goldcorp Inc. (“Goldcorp”) Waterfront Centre, Suite 1560, 200 Burrard Street Vancouver, British Columbia V6C 3L6

2.	Date of Material Change

October 29, 2005

3.	News Release

A news release with respect to the material change referred to in this report was issued through CNN Matthews on October 31, 2005 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.	Summary of Material Change

Goldcorp announced the resignation of Robert R. McEwen as Chairman and as a director of Goldcorp, effective on October 29, 2005. Douglas Holtby, currently a director of Goldcorp and chair of its audit committee, has been appointed as Chairman to replace Mr. McEwen.

5.	Full Description of Material Change

Goldcorp announced the resignation of Robert R. McEwen as Chairman and as a director of Goldcorp, effective on October 29, 2005.

Douglas Holtby, currently a director of Goldcorp and chair of its audit committee, has been appointed as Chairman to replace Mr. McEwen. Mr. Holtby has been a director of Goldcorp (and its predecessor, Wheaton River) since June 2003, and has served as the chair of the audit committee of Goldcorp and Wheaton River. Mr. Holtby is President and CEO of two private investment companies, Arbutus Road and MKC Capital. Mr. Holtby was formerly President, CEO and Director of WIC Western International Communications Ltd.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information contact Peter Barnes, Executive Vice President and Chief Financial Officer of Goldcorp at (604) 696-3000.

9.	Date of Report

November 2, 2005.